UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

RUSH ENTERPRISES, INC.

(Name of Issuer)

Class B Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

781846308

(CUSIP Number)

W. Marvin Rush
General Partner
3MR Partners, L.P.
555 IH-35 South, Suite 500
New Braunfels, Texas 78130
(830) 626-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 1998

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |__|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781846308	SCHEDULE 13D	Page 1 of 13

1	Names of Reporting Persons 3MR Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,002,749 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,002,749 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,749 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.8% (2)
14	Type of Reporting Person (See Instructions) PN

(1) Represents 3,002,749 shares of Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc. (the “Issuer”) directly owned by 3MR Partners, L.P. (“3MR Partners”).  W. Marvin Rush (“Marvin Rush”) and W.M. “Rusty” Rush (“Rusty Rush”) are both general partners of 3MR Partners.
(2) Calculated based upon 10,792,223 shares of Class B Common Stock outstanding as of February 11, 2013.  This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry.

CUSIP No. 781846308	SCHEDULE 13D	Page 2 of 13

1	Names of Reporting Persons W. Marvin Rush
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 453,235(3)
	8	Shared Voting Power 3,002,749 (4)
	9	Sole Dispositive Power 453,235 (3)
	10	Shared Dispositive Power 3,002,749 (5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,455,984(6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.0% (2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 781846308	SCHEDULE 13D	Page 3 of 13

(3) Represents 453,235 shares of Class B Common Stock directly owned by Marvin Rush.
(4) Represents 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Marvin Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Marvin Rush and Rusty Rush each disclaim individual beneficial ownership of the shares held by 3MR Partners, except to the extent of each person’s actual ownership interest in 3MR Partners although all shares held by 3MR Partners are included in the amounts specified by each Reporting Person herein.  Under the terms of the Amended and Restated Limited Partnership Agreement of 3MR Partners (the “3MR Partnership Agreement”), Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to vote the 3,002,749 shares of Class B Common Stock held by 3MR Partners.  All voting decisions of the general partners of 3MR Partners with respect to the Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush; provided that if Marvin Rush and Rusty Rush cannot agree on the voting of the Class B Common Stock at least five (5) business days prior to the date on which such shares must be voted, then Marvin Rush shall vote 50% of such shares on behalf of 3MR Partners and Rusty Rush shall vote 50% of such shares on behalf of 3MR Partners.
(5) Represents 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Marvin Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to dispose of the 3,002,749 shares of Class B Common Stock held by 3MR Partners as any decision to dispose of any of the 3,002,749 shares of Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush.
(6) Represents (i) 453,235 shares of Class B Common Stock directly owned by Marvin Rush and (ii) 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Marvin Rush may be deemed to beneficially own as a general partner of 3MR Partners.

CUSIP No. 781846308	SCHEDULE 13D	Page 4 of 13

1	Names of Reporting Persons W.M. “Rusty” Rush
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 101,007 (7)
	8	Shared Voting Power 3,002,749 (8)
	9	Sole Dispositive Power 101,007 (7)
	10	Shared Dispositive Power 3,002,749 (9)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,103,756 (10)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.8% (2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 781846308	SCHEDULE 13D	Page 5 of 13

(7) Represents (i) 28,011  shares of Class B Common Stock directly owned by Rusty Rush and (ii) 72,996 shares of Class B Common Stock issuable upon exercise of stock options that are fully vested as of the date hereof.
(8) Represents 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Marvin Rush and Rusty Rush each disclaim individual beneficial ownership of the shares held by 3MR Partners, except to the extent of each person’s actual ownership interest in 3MR Partners although all shares held by 3MR Partners are included in the amounts specified by each Reporting Person herein.  Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to vote the 3,002,749 shares of Class B Common Stock held by 3MR Partners.  All voting decisions of the general partners of 3MR Partners with respect to the Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush; provided that if Marvin Rush and Rusty Rush cannot agree on the voting of the Class B Common Stock at least five (5) business days prior to the date on which such shares must be voted, then Marvin Rush shall vote 50% of such shares on behalf of 3MR Partners and Rusty Rush shall vote 50% of such shares on behalf of 3MR Partners.
(9) Represents 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to dispose of the 3,002,749 shares of Class B Common Stock held by 3MR Partners as any decision to dispose of any of the 3,002,749 shares of Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush.
(10) Represents (i) 28,011  shares of Class B Common Stock directly owned by Rusty Rush, (ii) 72,996 shares of Class B Common Stock issuable upon exercise of stock options that are fully vested as of the date hereof, and (iii) 3,002,749 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as a general partner of 3MR Partners.

CUSIP No. 781846308	SCHEDULE 13D	Page 6 of 13

Item 1.   Security and Issuer.

The statement on Schedule 13D (this “Statement”) relates to the Class B common stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc., a Texas corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

Item 2.   Identity and Background.

(a) This Statement is being filed jointly on behalf of (i) 3MR Partners, L.P., a Texas limited partnership (“3MR Partners”), (ii) W. Marvin Rush (“Marvin Rush”), and (iii) W.M. “Rusty” Rush (“Rusty Rush”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

Marvin Rush is Chairman and a director of the Issuer.  Rusty Rush is President, Chief Executive Officer, and a director of the Issuer.

Marvin Rush and Rusty Rush are general partners of 3MR Partners.  Pursuant to the terms of the Amended and Restated Limited Partnership Agreement of 3MR Partners, dated July 1, 2004 (the “3MR Partnership Agreement”), the general partners of 3MR Partners have full and complete power and authority to vote the shares of Class B Common Stock of the Issuer held by 3MR Partners; provided that if Marvin Rush and Rusty Rush cannot agree on the voting of such shares at least five (5) business days prior to the date on which such shares must be voted, then Marvin Rush shall vote 50% of such shares on behalf of 3MR Partners and Rusty Rush shall vote 50% of such shares on behalf of 3MR Partners.

As general partners of 3MR Partners, Marvin Rush and Rusty Rush may be deemed to beneficially own the shares of Class B Common Stock of the Issuer beneficially owned by 3MR Partners.  Accordingly, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Class B Common Stock of the Issuer.  However, the Reporting Persons expressly declare that the filing of this Statement is not intended as, and should not be deemed to be, an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Class B Common Stock of the Issuer held by other members of the group, except to the extent of each of Marvin Rush’s and Rusty Rush’s respective actual ownership interests in 3MR Partners.  Marvin Rush and Rusty Rush each disclaim beneficial ownership of the other’s shares of Class B Common Stock.

The description of the 3MR Partnership Agreement in this Statement is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 14, 2013, a copy of which is attached as Exhibit 99.1 to this Statement.

(b)      The business address of 3MR Partners, Marvin Rush and Rusty Rush, in each case, is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(c)      (1) The principal business of 3MR Partners is (i) to own, hold for investment, operate, and otherwise deal with 3MR Partners’ assets and any property (real, personal or mixed) incidental thereto; (ii) to consolidate certain assets into 3MR Partners for ease of management and control; (iii) to provide for a convenient operational structure for the management of those assets; (iv) to provide for the orderly transition of the management of 3MR Partners’ assets upon the death of a partner; (v) to promote the retention of 3MR Partners’ assets within Marvin Rush’s lineal descendants; (vi) to provide methods of avoiding and resolving potential or actual family disputes; and (vii) to facilitate future gifting by the partners to permitted assignees under the 3MR Partnership Agreement.

(2) The principal occupation of Marvin Rush is the Chairman and a director of the Issuer, a full-service, integrated retailer of commercial vehicles and related services.  The business address of the Issuer is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

CUSIP No. 781846308	SCHEDULE 13D	Page 7 of 13

(3) The principal occupation of Rusty Rush is President, Chief Executive Officer, and director of the Issuer, a full-service, integrated retailer of commercial vehicles and related services.  The business address of the Issuer is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(d)      and (e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       (1) 3MR Partners is a Texas limited partnership.

(2) Marvin Rush is a citizen of the United States of America.

(2) Rusty Rush is a citizen of the United States of America.

The description of the 3MR Partnership Agreement in this Statement is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 3.   Source and Amount of Funds and Other Considerations.

Marvin Rush, Rusty Rush and Robin M. Rush (“Robin Rush”) formed 3MR Partners pursuant to the Limited Partnership Agreement of 3MR Partners, dated December 9, 1998.  At formation, (i) Marvin Rush transferred 2,001,833 shares of the Issuer’s common stock, par value $.01 per share (the “Old Common Stock”) to 3MR Partners in exchange for (a) 1% of the general partnership interests, and (b) 56% of the limited partnership interests, of 3MR Partners, (ii) Rusty Rush received 0.1% of the general partnership interests of 3MR Partners, and (iii) Robin Rush received 0.1% of the general partnership interests of 3MR Partners.  The 2,001,833 shares of Old Common Stock that Marvin Rush contributed to 3MR Partners were owned by Marvin Rush prior to the shares being registered under the Securities Act of 1933, as amended.

On March 1, 2000, Marvin Rush sold (i) 12.54% of the limited partnership interests in 3MR Partners to Rusty Rush and (ii) 10.26% of the limited partnership interests in 3MR Partners to Robin Rush.  Rusty Rush purchased the 12.54% of limited partnership interests in 3MR Partners with a secured promissory note from Marvin Rush.

On October 26, 2000, Marvin Rush sold (i) 11% of the limited partnership interests in 3MR Partners to Rusty Rush and (ii) 9% of the limited partnership interests in 3MR Partners to Robin Rush.  Rusty Rush purchased the 11% of limited partnership interests in 3MR Partners with a secured promissory note from Marvin Rush.

On July 9, 2002 (the “2002 Record Date”), pursuant to action taken by the Issuer’s shareholders at the Annual Meeting of Shareholders held July 9, 2002, the Issuer made amendments (the “Amendments”) to its Articles of Incorporation that (i) effected a two-for-three reverse stock split of the Old Common Stock (the “Reverse Stock Split”) so that three (3) shares of the Old Common Stock were automatically combined with two (2) shares of the Old Common Stock, (ii) reclassified the Old Common Stock (after giving effect to the Reverse Stock Split) as Class B Common Stock, and (iii) authorized the issuance of a new class of common stock designated as the Class A Common Stock, par value $.01 per share, of the Issuer (the “Class A Common Stock”).  Additionally, the Issuer declared a stock dividend (the “Stock Dividend”) of one share of Class A Common Stock for each share of Class B Common Stock outstanding on the 2002 Record Date.  After the Amendments and the Stock Dividend, 3MR Partners held 2,001,833 shares of Class A Common Stock and 2,001,833 shares of Class B Common Stock.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except that each share of Class A Common Stock is entitled to 1/20th of one vote per share and each share of Class B Common Stock is entitled to one vote per share.

On November 4, 2003, Robin Rush sold 14.36% of the limited partnership interests in 3MR Partners to Rusty Rush.  Rusty Rush purchased the 14.36% of limited partnership interests in 3MR Partners with a combination of secured promissory notes from Marvin Rush and The Frost National Bank.

CUSIP No. 781846308	SCHEDULE 13D	Page 8 of 13

On July 1, 2004, Marvin Rush, Rusty Rush, and Robin Rush entered into the 3MR Partnership Agreement, which reflected Robin Rush’s withdrawal as a general partner of 3MR.  As of July 1, 2004, (i) Marvin Rush owned 1% of the general partnership interests and 56% of the limited partnership interests of 3MR Partners, (ii) Rusty Rush owned 1% of the general partnership interests and 37% of the limited partnership interests of 3MR Partners, and (iii) Robin Rush owned 5% of the limited partnership interests of 3MR.

On November 18, 2004, 3MR Partners sold 2,000,000 shares of the Class A Common Stock of the Issuer it held to a group of underwriters.  Subsequent to this sale transaction, 3MR Partners held 1,833 shares of Class A Common Stock, and 2,001,833 shares of Class B Common Stock, of the Issuer.

On October 10, 2007, the Issuer declared a three-for-two stock split.  Following this stock split, 3MR Partners held a total of 2,749 shares of Class A Common Stock, and a total of 3,002,749 shares of Class B Common Stock, of the Issuer.

Effective December 31, 2012, Marvin Rush, for estate planning purposes, gifted, for no consideration, 16.071637% of his limited partnership interests in 3MR Partners to Rusty Rush.  Following this gift, (i) Marvin Rush holds 1% of the general partnership interests, and 39.928363% of the limited partnership interests, of 3MR Partners and (ii) Rusty Rush holds 1% of the general partnership interests, and 53.071637% of the limited partnership interests, of 3MR Partners.

Marvin Rush and Rusty Rush have also previously acquired shares of the Class B Common Stock and other securities of the Issuer upon the exercise of stock options and vesting of equity awards granted to them by the Issuer.  From time to time, Marvin Rush and Rusty Rush have each (i) disposed of certain shares of Class B Common Stock and other securities of the Issuer, and (ii) purchased certain shares of Class B Common Stock and other securities of the Issuer, in the open market and in privately negotiated transactions.

The description of the rights of the holders of Class A Common Stock and Class B Common Stock in this Statement is qualified in its entirety by reference to the full and complete text of the Restated Articles of Incorporation of Rush Enterprises, Inc., which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired the shares of Class B Common Stock reported herein for investment purposes.

Each of Marvin Rush and Rusty Rush holds stock options, restricted stock units and/or other equity awards to acquire additional shares of Class A Common Stock and Class B Common Stock.  Each of Marvin Rush and Rusty Rush may, from time to time, receive additional shares of Class A Common Stock and Class B Common Stock upon exercise of such stock options or vesting of such equity awards, as applicable, and they each may be granted additional stock options or other equity awards to acquire shares of Class A Common Stock and Class B Common Stock from the Issuer in connection with their service as executive officers of the Issuer.

Subsidiaries of the Issuer have entered into nonexclusive dealership sales and service agreements with Peterbilt that authorize the Issuer’s subsidiaries to act as dealers of Peterbilt trucks.  Under the terms of the Amended and Restated Amendment to Dealership Sales and Service Agreements (the “Dealer Agreements”), Peterbilt Motors Company, a division of PACCAR, Inc. (“Peterbilt”) may terminate the Dealer Agreements if, among other things, Marvin Rush, Rusty Rush and the other Dealer Principals (as defined below) fail to beneficially own, in the aggregate, 22% of the voting interests of the Issuer’s capital stock.  Under the terms of the Dealer Agreements, “Dealer Principals” means Marvin Rush, Barbara Rush, Rusty Rush, Robin Rush, David C. Orf, James Thor, Marty Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe and Rich Ryan, all of whom are family members of Marvin Rush and/or employees of the Issuer.

CUSIP No. 781846308	SCHEDULE 13D	Page 9 of 13

On December 19, 2012, and in connection with the Issuer’s subsidiaries execution of an amendment to the Dealer Agreements, Marvin Rush and Rusty Rush, each entered into separate Right of First Refusal Agreements (collectively, the “ROFR Agreements”) with Peterbilt.  Under the terms of their respective ROFR Agreements, if Marvin Rush or Rusty Rush, as the case may be, desires to transfer in excess of 100,000 shares of his Class A Common Stock or Class B Common Stock of the Issuer or a combination thereof (collectively, the “ROFR Stock”), in any given 12-month period to anyone other than his family, an associate of the Issuer (as defined in Rule 12b-2 of the Act) or any of the Dealer Principals (as defined below), Marvin Rush or Rusty Rush, as the case may be, is required to first offer to sell all of the ROFR Stock in excess of such amount to Peterbilt in accordance with the terms of his respective ROFR Agreement.  For purposes of the ROFR Agreements, the term “Dealer Principals” means W. Marvin Rush, Barbara Rush, W.M. “Rusty” Rush, Robin M. Rush, David C. Orf, James Thor, Marty Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe and Rich Ryan, all of whom are family members of Marvin Rush and/or employees of the Issuer.  The ROFR Agreements exclude from the right of first refusal any shares of ROFR Stock that Marvin Rush or Rusty Rush  hold pursuant to grants of restricted stock, restricted stock units or exercises of stock options granted under the Issuer’s equity incentive plans, such that they shall not be subject to the right of first refusal.  In addition, in the case of Marvin Rush, 1,104,285 shares of Class B Common Stock of the Issuer that Marvin Rush owned as of December 19, 2012 (651,590 of which shares he has subsequently sold as of the date of this Statement) are not subject to the right of first refusal.

Neither Marvin Rush or Rusty Rush nor Robin Rush may sell, assign, transfer, encumber, pledge or otherwise dispose (collectively, a “Disposition”) his respective partnership interests (including any limited partnership interests and general partnership interests) in 3MR Partners, except in accordance with the provisions of Article 10 of the 3MR Partnership Agreement, and any attempt to do so is null and void.

Each Reporting Person intends to review its or his respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of such Reporting Person under federal securities laws, determine to increase or decrease its or his respective ownership of shares of Class B Common Stock or other securities of the Issuer through purchases or sales of Class B Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions, by gift (for estate planning purposes or otherwise), and/or upon the exercise of stock options or vesting of equity awards received from the Issuer.  Whether a Reporting Person acquires any additional shares of Class B Common Stock or other securities of the Issuer or disposes of any shares of Class B Common Stock or other securities of the Issuer, and the amount and timing of such transactions, will depend upon such Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Class B Common Stock and other securities of the Issuer for purchase at particular price levels, the Issuer’s and the respective Reporting Person’s particular business or prospects, other business investment opportunities available to them, economic conditions, stock market conditions, money market conditions, the availability and nature of opportunities to dispose of its or his interests in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements, as well as in the case of Marvin Rush and Rusty Rush whether they receive any additional stock options or other equity awards to acquire shares of Class B Common Stock or other securities of the Issuer from the Issuer in connection with their service as executive officers of the Issuer.  Each of the Reporting Persons may change its or his present intentions as stated above, including determining to acquire additional shares of Class B Common Stock or other securities of the Issuer (by means of open market or privately-negotiated purchases) or to dispose of some or all of the shares of Class B Common Stock or other securities of the Issuer held by or under its control.

At the time of the filing of this Statement, other than as disclosed in this Statement, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the transactions or other matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time and from time to time, review and reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect the transactions or other matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, Marvin Rush and Rusty Rush, as executive officers and members of the Board of Directors of the Issuer, intend to approve such matters and take such actions as each of them deems in the best interests of the Issuer, which maters and actions could potentially involve transactions or other matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons disclaim any obligation to report on any plans with respect to the transactions and other matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D that develop as a result of their involvement in the ongoing management as an officer and/or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Each of these Reporting Persons may sell or otherwise dispose of shares of the Issuer’s Class A Common Stock and Class B Common Stock from time to time as circumstances dictate and reserves the right to change its or his plans and intentions at any time.

CUSIP No. 781846308	SCHEDULE 13D	Page 10 of 13

The description of the Dealer Agreements in this Statement is qualified in its entirety by reference to the full and complete text of the Amended and Restated Amendment to Dealer Sales and Service Agreements, which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

The description of the 3MR Partnership Agreement in this Statement is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

The description of the ROFR Agreements in this Statement is qualified in its entirety by reference to the full and complete text of the Right of First Refusal Agreements of Marvin Rush and Rusty Rush, copies of which are filed herewith as Exhibits 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

The ownership percentages set forth herein are calculated based upon 10,792,223 shares of Class B Common Stock outstanding as of February 11, 2013.  This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry.

(a) As of the date of this Statement, the Reporting Persons beneficially own the following numbers of shares of Class B Common Stock:

Holder	Number of Shares	Ownership Percentage
3MR Partners	3,002,749 (1)	27.8%
Marvin Rush	3,455,984(2)	32.0%
Rusty Rush	3,103,756 (3)	28.8%
______
(1) 3MR Partners beneficially owns 3,002,749 shares of the Class B Common Stock of the Issuer, which Marvin Rush and Rusty Rush, as general partners, share dispositive and voting power as further described in Clause (b) of this Item 5.  Marvin Rush and Rusty Rush each disclaims beneficial ownership of the shares held by 3MR Partners, except to the extent of their respective actual ownership interests in 3MR Partners.  Marvin Rush and Rusty Rush each disclaim beneficial ownership of the other’s shares of Class B Common Stock.

(2) Marvin Rush’s beneficial ownership includes (i) 453,235 shares of Class B Common Stock directly owned by Marvin Rush and (ii) 3,002,749 shares of Class B Common Stock directly owned by 3MR Partners, which Marvin Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Marvin Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.  Marvin Rush disclaims beneficial ownership of Rusty Rush’s shares of Class B Common Stock.

(3) Rusty Rush’s beneficial ownership includes (i) 28,011 shares of Class B Common Stock directly owned by Rusty Rush, (ii) 72,996 shares of Class B Common Stock issuable upon exercise of stock options that are fully vested as of the date hereof, and (iii) 3,002,749 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as a general partner of 3MR Partners.  Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.  Rusty Rush disclaims beneficial ownership of Marvin Rush’s shares of Class B Common Stock.

(b) As of the date of this Statement, the Reporting Persons had the power to vote and dispose of the following number of shares:

(1) Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to vote the 3,002,749 shares of Class B Common Stock held by 3MR Partners.  All voting decisions of the general partners of 3MR with respect to the Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush; provided that if Marvin Rush and Rusty Rush cannot agree on the voting of the Class B Common Stock at least five (5) business days prior to the date on which such shares must be voted, then Marvin Rush shall vote 50% of such shares on behalf of 3MR Partners and Rusty Rush shall vote 50% of such shares on behalf of 3MR Partners.

CUSIP No. 781846308	SCHEDULE 13D	Page 11 of 13

Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to dispose of the 3,002,749 shares of Class B Common Stock held by 3MR Partners as any decision to dispose of any of the 3,002,749 shares of Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush.

(2) Marvin Rush has (i) the sole power to vote and dispose of 453,235 shares of Class B Common Stock of the Issuer and (ii) shared power to vote 3,002,749 shares of Class C Common Stock of the Issuer as described in Clause (b)(1) of this Item 5.  Marvin Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.  Marvin Rush disclaims beneficial ownership of Rusty Rush’s shares of Class B Common Stock.

(3) Rusty Rush has (i) the sole power to vote and dispose of 101,007 shares of Class B Common Stock of the Issuer and (ii) shared power to vote 3,002,749 shares of Class C Common Stock of the Issuer as described in Clause (b)(1) of this Item 5.  Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.  Rusty Rush disclaims beneficial ownership of Marvin Rush’s shares of Class B Common Stock.

(c) Each of the Reporting Person’s effected the following transactions in the Class B Common Stock of the Issuer during the past 60 days:

(1)  3MR Partners has not effected any transactions in the Class B Common Stock of the Issuer during the past 60 days.

(2)  On December 20, 2012, Marvin Rush, for estate planning purposes, gifted, for no consideration, (i) 121,358 shares of the Class B Common Stock of the Issuer to the Robin Marvin Rush 2012 Gift Trust, (ii) 145,303 shares of the Class B Common Stock of the Issuer to the Michael Randall Rush 2012 Gift Trust, (iii) 145,303 shares of the Class B Common Stock of the Issuer to the Alice Colleen Rush Davis 2012 Gift Trust, and (iv) 131,704 shares of the Class B Common Stock of the Issuer to the Tona Rush Van Heerden 2012 Gift Trust,

Effective December 31, 2012, Marvin Rush, for estate planning purposes, gifted, for no consideration, 16.071637% of his limited partnership interests in 3MR Partners to Rusty Rush.  Following this gift, Marvin Rush holds 1% of the general partnership interests, and 39.928363% of the limited partnership interests, of 3MR Partners.

On January 11, 2013, Marvin Rush sold the following shares of Class B Common Stock of the Issuer in open market transactions:

105,500 shares for $17.00 per share
200 shares for 17.88 per share
300 shares for 17.86 per share
200 shares for 17.85 per share
200 shares for $17.85 per share
200 shares for $17.32 per share
100 shares for $17.55 per share
100 shares for $17.83 per share
100 shares for $17.85 per share
100 shares for $17.87 per share
800 shares for $17.86 per share
100 shares for $17.86 per share
22 shares for $17.85 per share

(3) Effective December 31, 2012, Rusty Rush received as a gift, for no consideration, 16.071637% of limited partnership interests in 3MR Partners from Marvin Rush.  Following this gift, Rusty Rush holds 1% of the general partnership interests, and 53.071637% of the limited partnership interests, of 3MR Partners.

CUSIP No. 781846308	SCHEDULE 13D	Page 12 of 13

(d) Not applicable

(e) Not applicable.

The description of the 3MR Partnership Agreement in this Statement is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Subsidiaries of the Issuer have entered into nonexclusive dealership sales and service agreements with Peterbilt that authorize the Issuer’s subsidiaries to act as dealers of Peterbilt trucks.  Under the terms of the Amended and Restated Amendment to Dealership Sales and Service Agreements (the “Dealer Agreements”), Peterbilt Motors Company, a division of PACCAR, Inc. (“Peterbilt”) may terminate the Dealer Agreements if, among other things, Marvin Rush, Rusty Rush and the other Dealer Principals (as defined below) fail to beneficially own, in the aggregate, 22% of the voting interests of the Issuer’s capital stock.  Under the terms of the Dealer Agreements, “Dealer Principals” means Marvin Rush, Barbara Rush, Rusty Rush, Robin Rush, David C. Orf, James Thor, Marty Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe and Rich Ryan, all of whom are family members of Marvin Rush and/or employees of the Issuer.

Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to vote the 3,002,749 shares of Class B Common Stock held by 3MR Partners.  All voting decisions of the general partners of 3MR with respect to the Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush; provided that if Marvin Rush and Rusty Rush cannot agree on the voting of the Class B Common Stock at least five (5) business days prior to the date on which such shares must be voted, then Marvin Rush shall vote 50% of such shares on behalf of 3MR Partners and Rusty Rush shall vote 50% of such shares on behalf of 3MR Partners.

Under the terms of the 3MR Partnership Agreement, Marvin Rush and Rusty Rush, as the general partners of 3MR Partners, have shared power to dispose the 3,002,749 shares of Class B Common Stock held by 3MR Partners as any decision to dispose of any of the 3,002,749 shares of Class B Common Stock requires the unanimous consent of both Marvin Rush and Rusty Rush.

Neither Marvin Rush or Rusty Rush nor Robin Rush may sell, assign, transfer, encumber, pledge or otherwise dispose (collectively, a “Disposition”) his respective partnership interests (including any limited partnership interests and general partnership interests) in 3MR Partners, except in accordance with the provisions of Article 10 of the 3MR Partnership Agreement, and any attempt to do so is null and void.

On December 19, 2012, and in connection with the Issuer’s subsidiaries execution of an amendment to the Dealer Agreements, Marvin Rush and Rusty Rush, each entered into separate Right of First Refusal Agreements (collectively, the “ROFR Agreements”) with Peterbilt.  Under the terms of their respective ROFR Agreements, if Marvin Rush or Rusty Rush, as the case may be, desires to transfer in excess of 100,000 shares of his Class A Common Stock or Class B Common Stock of the Issuer or a combination thereof (collectively, the “ROFR Stock”), in any given 12-month period to anyone other than his family, an associate of the Issuer (as defined in Rule 12b-2 of the Act) or any of the Dealer Principals (as defined below), Marvin Rush or Rusty Rush, as the case may be, is required to first offer to sell all of the ROFR Stock in excess of such amount to Peterbilt in accordance with the terms of his respective ROFR Agreement.  For purposes of the ROFR Agreements, the term “Dealer Principals” means W. Marvin Rush, Barbara Rush, W.M. “Rusty” Rush, Robin M. Rush, David C. Orf, James Thor, Marty Naegelin, Scott Anderson, Derrek Weaver, Steven Keller, Corey Lowe and Rich Ryan, all of whom are family members of Marvin Rush and/or employees of the Issuer.  The ROFR Agreements exclude from the right of first refusal any shares of ROFR Stock that Marvin Rush or Rusty Rush  hold pursuant to grants of restricted stock, restricted stock units or exercises of stock options granted under the Issuer’s equity incentive plans, such that they shall not be subject to the right of first refusal.  In addition, in the case of Marvin Rush, 1,104,285 shares of Class B Common Stock of the Issuer that Marvin Rush owned as of December 19, 2012 (651,590 of which shares he has subsequently sold as of the date of this Statement) are not subject to the right of first refusal.

CUSIP No. 781846308	SCHEDULE 13D	Page 13 of 13

Except for the arrangements describe in this Statement, none of the Reporting Persons are a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, the giving or withholding of proxies or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The description of the Dealer Agreements in this Statement is qualified in its entirety by reference to the full and complete text of the Amended and Restated Amendment to Dealer Sales and Service Agreements, which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

The description of the 3MR Partnership Agreement in this Statement is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

The description of the ROFR Agreements in this Statement is qualified in its entirety by reference to the full and complete text of the Right of First Refusal Agreements of Marvin Rush and Rusty Rush, copies of which are filed herewith as Exhibits 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of February 14, 2013, between 3MR Partners, L.P., Marvin Rush, and Rusty Rush.
99.2	Amended and Restated Limited Partnership Agreement of 3MR Partners, L.P., dated July 1, 2004.
99.3	Restated Articles of Incorporation of Rush Enterprises, Inc.
99.4
Amended and Restated Amendment to Dealer Sales and Service Agreements, dated December 19, 2012, by and among Peterbilt Motors Company, a division of PACCAR, Inc., Rush Enterprises, Inc. and the subsidiaries of Rush Enterprises, Inc. named a party therein.

99.5	Right of First Refusal Agreements, dated December 19, 2012, by and between Peterbilt Motors Company, a division of PACCAR, Inc., and Marvin Rush.
99.6	Right of First Refusal Agreements, dated December 19, 2012, by and between Peterbilt Motors Company, a division of PACCAR, Inc., and Rusty Rush.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3MR PARTNERS, L.P.

By:	/s/ W. Marvin Rush
Name:	W. Marvin Rush
Title:	General Partner

Dated:    February 14, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W. Marvin Rush

By:	/s/ W. Marvin Rush
Name:	W. Marvin Rush

Dated:    February 14, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.M. “Rusty” Rush

By:	/s/ W. M. “Rusty” Rush
Name:	W. M. “Rusty” Rush

Dated:    February 14, 2013